03015003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52781

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GRAMERCY FINANCIAL SERVICES LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 DAYTON AVENUE
(No. and Street)

GREENWICH (City) CT (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J ROBERT YOUNG 203.552.1904
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name - *if individual, state last, first middle name*)

1177 AVENUE OF THE AMERICAS	NEW YORK	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, JAY A. JOHNSTON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GRAMERCY FINANCIAL SERVICES LLC, as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

ROBERT J. LANAVA
NOTARY PUBLIC
MY COMMISSION EXPIRES JUNE 30, 2006

Signature

CHIEF EXECUTIVE OFFICER
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Gramercy Financial Services LLC

Statement of Financial Condition

December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Member of
Gramercy Financial Services LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Gramercy Financial Services LLC (the "Company") at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2003

Gramercy Financial Services LLC
Statement of Financial Condition
December 31, 2002

Assets	
Cash	$ 24,884
Receivable from clearing broker	897,982
Securities owned	496,639
Securities purchased under agreements to resell	500,000
Due from affiliates	260,000
Total assets	$ 2,179,505
Liabilities and Member's Capital	
Liabilities	
Accrued expenses	$ 296,860
Total liabilities	296,860
Member's capital	1,882,645
Total liabilities and member's capital	$ 2,179,505

The accompanying notes are an integral part of this financial statement.

1. Operations

Gramercy Financial Services LLC (the "Company) was formed as a limited liability company under the laws of the state of Delaware (United States of America). Gramercy Financial Group LLC (the "Member") holds 100% of the membership interests of the Company.

The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company was organized to act as a broker primarily for U.S. institutional customers dealing in emerging markets bonds and other fixed income instruments. The Company also acts as a broker for affiliated entities dealing in fixed income instruments.

2. Significant Accounting Policies

Basis of presentation
The Company's records are maintained on the accrual basis of accounting and conform to generally accepted accounting principles in the United States of America.

Securities transactions
Transactions in securities and related revenues and expenses are recorded on a trade date basis. Securities owned are carried at market value and consist entirely of corporate obligations.

Receivable from clearing broker
At December 31, 2002, the receivable from clearing broker represents cash of $1,277,000 and payables from unsettled trades of $379,018 maintained at the clearing broker.

Uses of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from those estimates.

3. Related Party Transactions

Due from affiliates
During the year ended December 31, 2002 the Company posted margin of $260,000 at a clearing broker on behalf of an affiliated entity. The amount was fully repaid in January 2003.

Securities purchased under agreements to resell
Securities purchased under agreements to resell represent short-term collateralized financing transactions with affiliates and are carried in the statement of financial condition at their contractual amounts. It is the Company's policy to directly, or through a custodial agent, take possession of the securities purchased under agreements to resell. As of December 31, 2002, the Company had entered into two of these transactions with affiliates, each of which had a contractual value of $250,000.

Capital contributions and notes receivable from affiliates
During 2001, the Member contributed cash of $500,000 and notes receivable in the amount of $2,322,197 to the Company. The notes receivable were comprised of amounts due primarily

from officers of the Member and were presented as a reduction in member's capital on the statement of financial condition at December 31, 2001. During 2002, these receivables were forgiven.

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2002, the Company had net capital of $626,006, which was $526,006 in excess of the amount required of $100,000. The ratio of aggregate indebtedness to net capital was 0.48 to 1.

5. Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosure About Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the Statement of Financial Condition. Management estimates that the fair value of the financial instruments recognized on the Statement of Financial Condition approximates their carrying value as such financial instruments are short-term in nature.

6. Financial Instruments with Off-Balance-sheet Risk and Concentration of Credit Risk

In the normal course of business, securities transactions of customers of the Company are introduced and cleared through a correspondent clearing broker. Pursuant to an agreement between the Company and its correspondent clearing broker, the correspondent clearing broker has the right to charge the Company for unsecured losses that result in the event that a customer or counterparty is unable to fulfill its contractual obligations. The Company has a policy of reviewing as considered necessary the credit standing of each counterparty and customer with which it conducts business.

7. Commitments and Contingencies

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2002, the Company has recorded no liability with regard to the right. During 2002, the Company did not pay any amounts related to these guarantees.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.